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S 11020844 MMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH., D.C. 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~39356~~ 69274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fulcrum Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Maryville University Drive, Suite 250
(No. and Street)

Saint Louis	Missouri	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive, 10th floor	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Patrick Kearns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELSIE METZL
Notary Public
Commonwealth of Virginia
Reg. #131292
My Commission Exps. May 31, 2011

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fulcrum Securities, LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	357,486
Accounts receivable		82,570
Due from clearing organization		37,667
Due from employees		185,393
Deposit with clearing organization		100,000
Investments, at fair value		25,000
Prepaid expenses		93,414
Property and equipment, net		20,970
Total Assets	$	902,500

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	24,648
Accrued expenses		42,141
Commissions payable		197,707
Total Liabilities		264,496
Member's Equity		638,004
Total Liabilities and Member's Equity	$	902,500

Fulcrum Securities, LLC
Statement of Income
Year Ended December 31, 2010

Revenues		
Commissions	$	3,483,912
Advisory fees		1,433,398
Other trading fees		356,734
Interest income		19,656
Other income		213,176
		5,506,876
Expenses		
Employee compensation and benefits		4,368,901
Operating expenses		609,529
Occupancy expenses		694,244
Clearance fees		528,368
Other expenses		74,990
		6,276,032
Net Loss	$	769,156

Fulcrum Securities, LLC
Statement of Member's Equity
Year Ended December 31, 2010

	Common Stock		Additional			
	Number of Shares	Amount of Stock	Paid-In Capital	Accumulated Deficit	Member's Equity	Total
December 31, 2009	2,983	$ 30	$ 2,603,735	$ (2,216,361)	$ -	$ 387,404
Capital from Fulcrum Capital Corporation	-	-	1,019,756	-	-	1,019,756
Conversion from Subchapter S Corporation to LLC	(2,983)	(30)	(3,623,491)	2,216,361	1,407,160	-
Net loss	-	-	-	-	(769,156)	(769,156)
December 31, 2010	-	$ -	$ -	$ -	$ 638,004	$ 638,004

See acccompanying notes to financial statements

Fulcrum Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows From Operating Activities		
Net loss	$	(769,156)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		5,550
Increase in assets:		
Accounts receivable		(63,633)
Due from clearing organization		(8,122)
Due from employees		(113,476)
Deposit with clearing organization		
Investments		(25,000)
Prepaid expenses		(44,407)
Increase (decrease) in liabilities:		
Accounts payable		(36,067)
Accrued expenses		42,141
Commissions payable		78,816
Net Cash Used in Operating Activities		(933,354)
Cash Flows From Investing Activities		
Purchases of property and equipment		(15,390)
Net Cash Used in Investing Activities		(15,390)
Cash Flows From Financing Activities		
Capital contribution from Fulcrum Capital Corporation		1,019,756
Net Cash Provided by Financing Activities		1,019,756
Net Increase in Cash and Cash Equivalents		71,012
Cash and Cash Equivalents, Beginning of Year		286,474
Cash and Cash Equivalents, End of Year	$	357,486

A. Nature of Operations and Basis of Presentation

Nature of Operations

Fulcrum Securities, LLC (the "Company"), a wholly owned subsidiary of Fulcrum Capital Corporation (the "Parent Company"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of The Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts its business on a fully disclosed basis with other broker-dealers pursuant to clearing agreements. It operates brokerage offices in Missouri, Pennsylvania, Virginia, and New York. On December 22, 2010, the Company converted from a Subchapter S corporation to a limited liability company. On January 1, 2011, Fulcrum Capital Corporation merged with AHM Financial Group, LLC and AHM-Fulcrum Holdings, LLC was formed as the new parent company.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $100,000 and requires that the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At December 31, 2010, the Company had regulatory net capital of $258,903 and its ratio of aggregate indebtedness to net capital was 1.02 to 1.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

B. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2 and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash and cash equivalents, accounts receivable, payables, and accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Investments

As of December 31, 2010, the Company classifies all investments as trading securities. Trading securities are carried at fair values with unrealized holding gains and losses included in earnings. Realized gains and losses are included in earnings and are derived using the average cost method for determining the cost of securities sold. Dividend and interest income is recognized when earned.

Accounts Receivable

Accounts receivable are uncollateralized customer and brokerage obligations due under normal trade terms. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is deemed necessary. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated lives for computing depreciation on property and equipment range from three to seven years.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Deposits at these banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company maintains its cash and cash equivalents with multiple financial institutions. As of December 31, 2010, there were no cash balances in excess of federally insured limits at the banks.

In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Revenue Recognition

The Company receives commissions from the sale of investment company shares. Revenue from commissions is recognized in the month earned. Trailing commissions are recognized when received.

Income Taxes

On December 22, 2010, the Company converted from a Subchapter S corporation to a limited liability company. Earnings and losses of the Company are included in the personal income tax return of the member. Prior to the change, the stockholder of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses were included in the income tax return of the stockholder. Accordingly, the financial statements do not include a provision for income taxes.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns are evaluated to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax benefits in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2007. As of and for the year ended December 31, 2010, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2011, the date the financial statements were available to be issued. It was concluded there were no events or transactions occuring during this period that required recognition or disclosure in the financial statements of the Company except as disclosed in Note A.

C. Investments

Investments at December 31, 2010 consist of one unit of an auction rate security.

The fair value of investments is measured as follows:

	Fair Value Measurements			
	Total	Level 1	Level 2	Level 3
Auction Rate Security	$ 25,000	$ -	$ -	$ 25,000

The following table provides a summary of changes in fair value of the Company's Level 3 assets held as follows:

	Level 3
December 31, 2009	$ -
Transfers	-
Purchases	25,000
Sales	-
Realized loss	-
Unrealized loss	-
December 31, 2010	$ 25,000

The Level 3 investment is an auction rate security which is classified as a Level 3 investment as there are currently no active markets for such securities.

D. Property and Equipment

Property and equipment at December 31, 2010 is as follows:

Computer hardware	$ 13,684
Furniture	14,204
	27,888
Less accumulated depreciation	6,918
	$ 20,970

Depreciation expense for the year ended December 31, 2010 totaled $5,550.

E. Leases

The Company leases office space under noncancelable operating leases. Future minimum lease payments at December 31, 2010 are as follows:

Years Ending December 31,	
2011	$ 232,170
2012	187,263
2013	21,749
	$ 441,182

Rent expense related to operating leases for the year ended December 31, 2010 totaled approximately $684,950.

F. Employee Benefit Plan

The Company maintains a contributory retirement savings plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. There were no employer contributions to the plan for the year ended December 31, 2010.

G. Contingencies

Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

Fulcrum Securities, LLC
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2010

Total Member's Equity	$ 638,004
Less non-allowable assets:	
Property and equipment, net	20,970
Receivables from non-customers	239,717
Prepaid expenses	93,414
Total non-allowable assets	354,101
Net capital before haircuts on securities positions	283,903
Haircuts on securities:	
Other securities	25,000
Total haircuts on securities	25,000
Net Capital	$ 258,903
Aggregate Indebtedness	$ 264,496
Computation of Basic Net Capital Requirement	
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$ 158,903
Ratio of aggregate indebtedness to net capital	1.02 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

Fulcrum Securities, LLC
Exemptive Provision Under Rule 15c3-3
Schedule 2
December 31, 2010

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement Under Rule 15c3-3" are not applicable.

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Member
Fulcrum Securities, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of Fulcrum Securities, LLC as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Anderson Winkler & Diehl LLP

February 24, 2011

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

Member
Fulcrum Securities, LLC
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Fulcrum Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Fulcrum Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fulcrum Securities, LLC's management is responsible for Fulcrum Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended and should not be used by anyone other than these specified parties.

February 24, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67274 FINRA DEC
Fulcrum Securities, Inc.
555 Maryville University Drive, Suite 250
Saint Louis, MO 63141

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2) $6990
   B. Less payment made with SIPC-6 filed (exclude interest) (2935)
   07-30-2010
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 4055
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $4055
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $4055
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning January 1, 20 10 and ending December 31, 20 10 **Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,504,342
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-2,335,681
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-372,771
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	-2,708,452
2d. SIPC Net Operating Revenues	$ 2,795,890
2e. General Assessment @ .0025	$ 6990 (to page 1, line 2.A.)

FULCRUM SECURITIES

Financial Statements and Supplementary Information

Year Ended December 31, 2010

AMD anders minkler & diehl llp
CPAs + Consultants

705 Olive, 10th Floor, St. Louis, MO 63101
314.655.5500 • www.amdcpa.com

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Member
Fulcrum Securities, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Fulcrum Securities, LLC as of December 31, 2010, and the related statements of income, member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fulcrum Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 24, 2011

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